EXHIBIT 2

LETTER TO THE MEMBERS OF THE BOARD

[See Attached]

September 9, 2015

Board of Directors

Flotek Industries, Inc.

10603 W. Sam Houston Parkway N., Suite 300

Houston, Texas 77064

Dear Members of the Board of Directors:

Praesidium Investment Management Company, LLC (“Praesidium” or “we”) on behalf of its clients, currently beneficially owns approximately 5.2% of the outstanding shares of common stock of Flotek Industries, Inc. (“Flotek” or the “Company”). Praesidium is a registered investment adviser and serves as the investment management company for several investment funds and managed accounts whose investor base consists primarily of university endowments, foundations and wealthy families.

Praesidium’s investment team focuses on uncovering and investing in what we believe are high-quality, undervalued companies. We concentrate our investments in approximately 15 companies at a time, with a long-term, multi-year average holding period. We often collaborate with the management teams and boards of our portfolio companies and serve as a resource to help them unlock value. One key differentiating feature of Praesidium is our expertise within the enterprise software sector, in which we typically invest 30-40% of our clients’ assets.

We are highly supportive of Flotek’s management team, and believe, based on our research, that the Company has a significant growth opportunity as a result of Flotek’s proprietary Complex Nanofluid (CnF) suite of custom chemistry formulations. Given our expectations for CnF’s future market adoption potential as well as the potentially high return on investment that CnF provides oilfield customers, we believe that as the sole provider of this disruptive oilfield technology, Flotek is a rare and valuable company.

Our research around CnF was the driver for our investment in Flotek. However, we believe that the Company possesses a potentially valuable yet under-appreciated asset in its FracMax software. We are writing to the Board of Flotek to share our views on the value we see in Flotek today and to advise the Board that we intend to put forth, in future discussions, various initiatives regarding its FracMax software asset that we believe the Board will find helpful and should consider in order to unlock and maximize value for shareowners.

Unlocking Value in Flotek’s FracMax Software

In our opinion, much of the recent acceleration in growth of CnF can be attributed to FracMax, the Company’s proprietary production optimization analytical software that was internally developed to efficiently illustrate the efficacy of CnF in enhancing production rates relative to those wells that do not use CnF. We believe FracMax is a powerful software tool that allows the user to access information at a very granular level to evaluate the side-by-side performance of wells from any basin in North America, in an easy to use, graphical interface. We think that the FracMax software application, beyond effectively demonstrating the efficacy of CnF to customers, potentially has a much broader use and value as a big data analytical tool to help analyze and optimize the full range of drilling and completion techniques.

Given our history investing in the software sector, coupled with our knowledge of Flotek, we believe that Praesidium is uniquely positioned to help the Board unlock the potential value we think the Company has built in FracMax. In fact, through a prior software investment, Praesidium has direct experience and many contacts in the area of business intelligence data visualization software, which we believe we can leverage to help maximize the value of FracMax.

As mentioned, we are very supportive of Flotek’s management and look forward to collaboratively working with the management team and Board to explore ways to maximize the value we see in the Company, as well as to offer our ideas for strategic alternatives for the FracMax software. Such alternatives may include organizing a separate software business within Flotek, licensing the technology to an established software company that currently sells to the energy industry, setting up a potential joint venture, and/or selling the technology to an analytics company. We believe our experience and vast network of contacts in the software industry will be a valuable resource to the Company and its shareholders in this regard.

Regards,

Praesidium Investment Management Company, LLC

Kevin Oram	Peter Uddo
Managing Director	Managing Director

Forward-Looking Statements

This letter contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements address our expectations of future business and financial condition based on our analysis and assumptions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “think,” “seek,” “see,” “will,” “would,” or “target.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Actual future business and financial performance could differ materially from such forward-looking statements. We do not intend, nor assume any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

CC:	Mr. Ted D. Brown
Mr. John W. Chisholm
Mr. L. Melvin Cooper
Ms. Carla Schulz Hardy
Mr. Kenneth T. Hern
Mr. L.V. “Bud” McGuire
Mr. John S. Reiland